Mail Stop 3561

December 7, 2006

Mr. Corrado De Gasperis
Chief Executive Officer
Symmetry Holdings Inc.
432 Scarborough Road
Briarcliff Manor, New York 10510

> **Re:** **Symmetry Holdings Inc.**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-135353**
> **Filed November 30, 2006**

Dear Mr. De Gasperis:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. We will not further process the registration statement until these material deficiencies are addressed.

We note that a currently dated consent of the independent accountant was not included in the registration statement as required by Item 601 of Regulation S-K.

Please amend your registration statement to include a currently dated consent of the independent accountant.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Randi-Jean G. Hedin, Esq.
        Fax: (203) 327-2669